

January 7, 2013

<u>Via Email</u>
Michael Szymanski
Chief Executive Officer
ZAIS Financial Corp.
Two Bridge Ave., Ste. 322
Red Bank, NJ 07701

      Re: **ZAIS Financial Corp.**
              Amendment No. 1 to Confidential Draft
              Registration Statement on Form S-11
              Submitted December 21, 2012
              CIK No. 0001527590

Dear Mr. Szymanski:

      We have reviewed your confidential draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by providing the requested information and either submitting an amended confidential draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended confidential draft registration statement or filed registration statement, we may have additional comments.

General

1.   We have reviewed your response to comment 4 of our letter dated December 17, 2012. Please note that we may have further comment once the offering range and aggregate offering price has been included in the registration statement.

Performance of ZAIS RMBS and Whole Loan Funds, page 151

2.   Please revise to disclose the leverage used by each program listed in this section.

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/ cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact William Demarest, Staff Accountant, at (202) 551-3432 or Jorge Bonilla, Senior Staff Accountant, at (202) 551-3414 if you have questions regarding comments on the financial statements and related matters. Please contact Kristina Aberg, Attorney-Advisor, at (202) 551-3404 or me at (202) 551-3386 with any other questions.

Sincerely,

/s/ Duc Dang

Duc Dang
Attorney-Advisor

cc: Jay Bernstein
        Clifford Chance